Zentek Announces Resignation of CEO

Greg Fenton to take New Strategic Leadership Role

in U.S.-Based Venture

Guelph, ON - September 3, 2025 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, today announces that Greg Fenton has resigned as Chief Executive Officer ("CEO") and as a member of the Board of Directors, effective immediately, to become the full-time CEO of Altek Advanced Materials Inc. ("Altek"), a Nevada incorporated private company focused on the commercialization of advanced material technologies in the United States, of which Greg Fenton owns more than a 50% beneficial equity interest.

The Company has entered into a non-arm's length, binding letter of intent ("LOI") effective September 3, 2025, with Altek to negotiate one or more non-exclusive licensing agreements relating to Zentek's various technologies, including ZenGUARD™, in order to accelerate Zentek's efforts and opportunities for commercialization in the United States. The LOI provides for an initial licensing term for ZenGUARD™ of five years, with an option to renew the term for an additional five years. The LOI also includes royalties of between 5% and 8% of net sales of ZenGUARD™== or ZenGUARD™ products based on certain net sales thresholds. Altek shall be responsible for manufacturing and commercializing the products in the United States, and Zentek shall retain ownership of all of its intellectual property.

Mr. Fenton's departure follows a tenure where he played a pivotal role in building a strong foundation and team at Zentek that advanced the Company's mission to develop cutting-edge nanotechnology solutions for healthcare, environmental, and industrial applications. His strategic vision and leadership have positioned Zentek as a frontrunner in the nanotechnology sector.

Altek will support efforts to license and commercialize certain of Zentek's proprietary technologies, including its ZenGUARD™ platform and potentially other advanced nanomaterials, and seek to gain access to the U.S. market. This strategic move is aimed to accelerate the adoption of Zentek's innovations across key industries, creating new opportunities for growth and collaboration and could provide access to the U.S. markets with minimal additional resources from Zentek, consistent with its business model.

Mr. Fenton will be immediately appointed to Zentek's Advisory Board, where he will continue to serve out the remainder of his Consulting Agreement with Zentek by providing strategic guidance and expertise to the Zentek Board of Directors and continue to support key relationships for the Company. Upon the expiration of his Consulting Agreement on March 31, 2026, he will remain on the Advisory Board.

"Greg's contributions to Zentek have been invaluable, and we are excited about the potential of this new venture seeking to amplify Zentek's impact in the United States," said Chair of the Board of Directors, Eric Wallman. "This new collaboration fits our strategy of monetizing our intellectual property portfolio."

Zentek's Board of Directors has initiated a comprehensive search for a new CEO to guide the Company through its next phase of growth as it continues to transition from development to commercialization. In the interim, the Board of Directors has appointed the Company's Chief Financial Officer, Wendy Ford as the interim CEO, and the Company's senior executive team along with the Board of Directors will work to ensure a seamless transition and the continued execution of Zentek's strategic objectives.

"I am immensely proud of what we have achieved at Zentek and I remain deeply committed to the Company's mission," said Greg Fenton. "The team at Zentek is second to none in the nanotechnology space and will continue to execute on this mission. This new opportunity allows me to continue championing Zentek's transformative technologies while building a platform to accelerate their commercialization in the U.S. market. I have never been more confident in Zentek's future and look forward to supporting its success in this new capacity. I want to thank all the stakeholders that have supported our vision for the transformation of Zentek from a mining company to a leading developer of innovative nanotechnology solutions."

Zentek remains committed to its core mission of developing and delivering nanotechnology-based solutions that address global challenges in health, safety, and sustainability. The Company will provide further updates on the CEO transition and strategic developments as they become available.

Greg Fenton, the former CEO and director of Zentek, is also the CEO, director, and controlling beneficial shareholder of Altek, which results in the LOI constituting a "related party transaction" under Multilateral Instrument 61‐101 - Protection of Minority Security Holders in Special Transactions MI 61-101 ("MI 61-101"). Zentek is relying on section 5.5(a) of MI 61-101 for an exemption from formal valuation requirements, and section 5.7(a) of MI 61-101 for an exemption from minority approval requirements, as a committee of independent directors of Zentek has determined that neither the fair market value of the transactions contemplated in the LOI, nor the fair market value of the consideration to be payable to Zentek under the LOI, exceeds 25% of Zentek's market capitalization. The LOI was approved by the Board of Directors of Zentek, with Greg Fenton recused from voting. The LOI was negotiated by Zentek's Corporate Governance, Compensation and Nominating Committee, comprised entirely of independent directors.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.